WHITECLOUDS, INC.
BALANCE SHEET
FOR THE YEAR ENDED DECEMBER 31, 2015

ASSETS

CURRENT ASSETS	**2015**
Cash	$ 100,651
Accounts Receivable	240,679
Inventory	500,650
Other Current Assets	11,578
TOTAL CURRENT ASSETS	853,558
NON-CURRENT ASSETS	
Property and Equipment, Net	3,099,289
Deposits	45,145
Patents, Net	-
Goodwill	842,009
	3,986,443
TOTAL ASSETS	$ 4,840,001

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts Payable	$ 487,975
Accrued Expenses	-
Accrued Payroll	98,910
Taxes Payable	81,915
TOTAL CURRENT LIABILITIES	668,799
NON-CURRENT LIABILITIES	
Lease Payables, Long Term	712,901
Notes Payable	600,000
TOTAL NON-CURRENT LIABILITIES	1,312,901
TOTAL LIABILITIES	1,981,700
SHAREHOLDERS' EQUITY	
Common Stock	5
Additional Paid in Capital	2,967,019
Retained Earnings (Deficit)	(108,722)
TOTAL SHAREHOLDERS' EQUITY	2,858,302
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 4,840,001

Unaudited

WHITECLOUDS, INC.
INCOME STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2015

	2015
Operating Income	
Sales	$ 4,906,343
Cost of Sales	(854,311)
Gross Profit	4,052,032
Operating Expense	
Employee Compensation	1,354,303
Research and Development	314,235
Depreciation	414,357
General and Administrative	91,357
Advertising	87,970
Facility Rental	85,079
Computer and Internet	56,124
Shipping to Customers	55,302
Supplies	31,951
Travel	36,708
Legal and Professional Services	27,383
Insurance	17,945
Royalties	496
Contract Labor	11,712
Equipment Rental	2,094
Bad Debt	4,915
Consulting	1,640
	2,593,572
Net Income from Operations	1,458,460
Other Income (Expense)	
Interest Income	2,597
Amortization Expense	-
Other Income (Expense)	4,315
Non-Income Tax Expense	(13,937)
Interest Expense	(6,399)
Net Income Before Provision for Income Tax	1,445,036
Provision for Income Taxes	(64,435)
Net Income	$ 1,380,601

WHITECLOUDS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR THEN ENDED DECEMBER 31, 2015

	2015
Cash Flows From Operating Activities	
Net Income (Loss) For The Period	$ -
Change in Payables	250,788
Change in Receivables	(167,965)
Change in Accrued Payroll	98,910
Change in Taxes Payable	64,513
Change in Inventory	(298,166)
Change in Deposits	(27,125)
Net Cash Flows From Operating Activities	(79,046)
Cash Flows From Investing Activities	
Purchase or Sale of Software and Equipment	(2,216,218)
Change in Patents	-
Change in Goodwill	(923,599)
Leasehold Improvements	(250,922)
Facility and Equipment Deposits	(23,894)
Change in Accumulated Depreciation	415,715
Change in Accumulated Amortization	-
Net Cash Flows From Investing Activities	(2,998,918)
Cash Flows From Financing Activities	
Change in Lease Payables, Long Term	185,912
Change in Convertible Notes	600,000
Change in Additional Paid in Capital	818,417
Sale of Stock	5
Net Cash Flows From Financing Activities	1,604,334
Cash at Beginning of Period	193,678
Net Increase (Decrease) In Cash	(1,473,629)
Cash at End of Period	$ (1,279,950)